Exhibit 99.38

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

1633 BROADWAY

NEW YORK, NEW YORK 10019-6799

	212-506-1700	ATLANTA
ANDREW K. GLENN		HOUSTON
212-506-1747	FACSIMILE: 212-506-1800	NEWARK

July 4, 2007

By Fedex and E-Mail

Board of Directors of Bally Total Fitness Holding Corporation

c/o David S. Heller, Esq.

Latham & Watkins

Sears Tower, Suite 5800

233 South Wacker Drive

Chicago, Illinois 60606

Re:	Proposed Pre-Packaged Plan of Reorganization

Dear Members of the Board:

We represent Liberation Investments, L.P., Liberation Investments, Ltd., Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund L.P. (collectively, the “Shareholders”), which together own 11% of the common stock issued by Bally Total Fitness Holding Corporation (“Bally” or the “Company”).

The Shareholders are pleased to propose the enclosed term sheet (the “Term Sheet”) embodying the terms of a plan of reorganization (the “Shareholder Plan”). The Shareholder Plan offers the Company and all of its constituents significantly more value than that offered by the proposed Joint Prepackaged Chapter 11 Plan Of Reorganization Of Bally Total Fitness Holding Corporation And Its Affiliate Debtors (the “Bally Plan”). The Shareholder Plan adopts the Bally Plan with the following modifications:

•	Existing shareholders will receive 10% of the reorganized equity[1] and rights to participate in a Rights Offering[2] for an additional 10% of the reorganized equity.

•	Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund L.P. will backstop the rights offering and own 80% of the reorganized equity in any event.

[1]	All equity distributions discussed hereunder are subject to dilution by a management equity plan to be determined.

[2]	Capitalized terms not defined herein have the meanings ascribed to them in the Term Sheet.

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

•

The Shareholder Plan will pay the holders of Senior Subordinated Notes $60 million in cash in lieu of reorganized equity. The Company will otherwise receive the same amount of cash contemplated by the Bally Plan.

•	Holders of claims in Class 6-B-l (Rejection Claims Against Bally) will receive payment in full in cash in the allowed amount of their claims.

•	Holders of claims in Class 7 (Subordinated Claims) will receive payment in full in cash.

In sum, the Shareholder Plan will provide all creditors with distributions in the allowed amount of their claims under the valuation analysis proffered by the Debtors’ financial advisor, Jefferies & Company (“Jefferies”), as set forth in the Company’s disclosure statement. The Shareholder Plan also offers shareholders a substantial recovery regardless of whether they participate in the Rights Offering.

The Shareholder Plan undeniably is superior to the Bally Plan. The Shareholder Plan will be relatively easy to implement because it incorporates many of the salient terms of the Bally Plan. It is subject to substantially the same conditions precedent as the Bally Plan, and the Shareholders have agreed to satisfy their due diligence requirements no later than July 20, 2007. The Shareholder Plan also will avert litigation that inevitably will result should the Company continue to prosecute the Bally Plan.

My clients have made this proposal because representatives of Jefferies indicated that the Company would be receptive to it. David Heller also informed me that the Company would not delay the Bally Plan because the Company did not believe that my clients would be able to raise sufficient capital (but would be receptive if we could). The Term Sheet should allay these concerns. The Shareholders are funds with over $8 billion of capital under management and have the resources and experience with the Company to consummate the Shareholder Plan.

Accordingly, we demand that the Company delay the filing of any bankruptcy proceedings in furtherance of the Bally Plan to enable the Shareholders to complete their due diligence and to sign a definitive agreement with the Shareholders on an expedited basis. My clients believe that they will finalize the Shareholder Plan before the Company’s July 27, 2007 solicitation deadline for the Bally Plan. The Shareholders are prepared to meet with the Company’s advisors on an expedited basis to determine how the Shareholder Plan can be consummated.

We look forward to your prompt response. Nothing herein is a waiver of my clients’ rights and remedies, all of which are hereby reserved.

Very truly yours,

/s/ Andrew K. Glenn
Andrew K. Glenn

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Summary of Proposed Principal Terms of Plan of Reorganization for

Bally Total Fitness Holding Corporation, et al., as of July 2, 2007

I.	Purpose and Background

This term sheet (the “Term Sheet”), proposed by Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund L.P., Liberation Investment Group (collectively, the “Plan Proponents”), describes certain of the principal terms and conditions of a proposed plan of reorganization (the “Plan”) for Bally Total Fitness Holding Corporation (“Bally”) and its proposed affiliated debtors and debtors in possession (collectively, the “Debtors”).

This Term Sheet is subject in its entirety to the provisions of Rule 408 of the Federal Rules of Evidence and any applicable state or other rule of law. This Term Sheet is not an offer with respect to any securities and is not binding and shall not give rise to any binding obligations and no such obligations shall arise unless and until definitive documentation has been executed and the Plan has been confirmed and the effective date (the “Effective Date”) of the Plan has occurred.

II.	Proposed Treatment of Claims and Equity Interests

For the avoidance of doubt, the proposed treatment of claims and equity interests set forth below, as well as the willingness of the Plan Proponents to sponsor a Plan premised upon this Term Sheet, is subject to the satisfaction of certain conditions, including those listed in Section VII hereof.

Nature of Claim or Interest	Proposed Treatment
Administrative Expense Claims	Except to the extent that a holder of an Allowed Administrative Expense Claim agrees to a different treatment, all Allowed Administrative Expense Claims shall be paid in full, in cash.

Priority Tax Claims	Each Holder of an Allowed Priority Tax Claim shall receive, at the Debtors’ option, either (a) Cash in an amount equal to the amount of such Claim, (b) such other less favorable treatment to which such Holder and the Debtors agree or (c) such other treatment such that the Claim will not be impaired.

Class 1 - Non - Priority Tax Claims	Unimpaired. Each Holder of an Allowed Priority Tax Claim shall receive, at the Debtors’ option, either (a) Cash in an amount equal to the amount of such Claim, (b) such other less favorable treatment to which such Holder and the Debtors agree or (c) such other treatment such that the Claim will not be impaired.

Nature of Claim or Interest	Proposed Treatment
Class 2 - Other Secured Claims	Unimpaired. Each Holder of an Allowed Claim in Class 2 shall receive, at the Debtors’ option, either (a) cash in an amount equal to the amount of such Claim, (b) such other less favorable treatment to which such Holder and the Debtors agree or (c) such other treatment such that the Claim will not be impaired.

Class 3 - Unimpaired Unsecured Claims	Unimpaired. Each Holder of an Allowed Claim in Class 3 shall receive, at the Debtors’ option, either (a) cash in an amount equal to the amount of such Claim, (b) such other less favorable treatment to which such Holder and the Debtors agree or (c) such other treatment such that the Claim will not be impaired.

Class 4 - Prepetition Lenders Claims	Unimpaired. On the Effective Date, any and all Class 4 Claims shall be (A) paid in full in Cash, (B) assumed by the applicable Reorganized Debtors on terms and conditions acceptable to the Holders of such Claims, which terms and conditions may be evidenced by the New Credit Agreement or in some other manner acceptable to such Holders, or (C) satisfied in such other manner as the applicable Debtors or Reorganized Debtors and such Holders shall have agreed in writing.

Class 5 - Prepetition Senior Notes Claims	Impaired. On the Effective Date, the Holders of the Prepetition Senior Notes Claims will receive the Prepetition Senior Notes Indenture Amendment Fee of $4,700,000 and the New Senior Second Lien Notes.

Class 6A - Prepetition Senior Subordinated Notes Claims	Impaired. Each Holder of an Allowed Class 6-A Claim will receive their pro rata share of $60 million plus New Subordinated Notes with a principal amount equal to the outstanding principal balance of the Prepetition Senior Subordinated Notes Claims plus accrued and unpaid interest.

Class 6-B - Rejection Claims	Impaired. Each Holder of an Allowed Class 6-B-2 Claim will receive, at the Debtors’ option, either (a)

Nature of Claim or Interest	Proposed Treatment
cash in an amount equal to the amount of such Claim, or (b) such other less favorable treatment to which such Holder and the Debtors agree.

Class 7 - Subordinated Claims	Unimpaired. Claims in this Class are unimpaired. Holders of Subordinated Claims shall receive payment in full in cash on account of such Claims.

Class 8 - Old Equity Interests in Bally	Impaired. Interests in this Class are impaired. On the Effective Date, the Old Equity Interests of Bally will (i) receive their pro rata share of approximately 10% of the new common stock of Reorganized Bally and (ii) be entitled to participate in the rights offering, which will entitle each Old Equity Interest holder to purchase its pro rata share of an additional approximately 10% of Reorganized Bally common stock at 50 cents per share.

Class 9 - Old Equity Interests in Affiliate Debtors	Impaired. Interests in this Class are unimpaired. The Reorganized Debtors shall retain the Interests they hold in Affiliate Debtors.

III.	New Senior Second Lien Notes

As indicated above, the proposed restructuring contemplated herein provides for the issuance by the Reorganized Debtors of the New Senior Second Lien Notes. Set forth below is a summary of certain salient terms of the New Senior Second Lien Notes:

Item	Proposed Term
Principal Amount	$ 247,337,500

Interest Rate	12-3/8%

Maturity	2011

Issuer	Bally Total Fitness Holding Corporation

Guarantors	All subsidiaries and affiliates.

Collateral	Second lien on all assets.

Covenants	Similar to form of indenture attached to disclosure statement for prepackaged chapter 11 plan.

IV.	New Subordinated Notes

As indicated above, the proposed restructuring contemplated herein provides for the issuance by the Reorganized Debtors of the New Subordinated Notes. Set forth below is a summary of certain salient terms of the New Senior Subordinated Notes:

Item	Proposed Term
Principal Amount	$262 million

Interest Rate	12% (or paid in kind at 13 5/8% in issuer’s sole discretion)

Maturity	2013

Issuer	Bally Total Fitness Holding Corporation

Covenants	Similar to form of indenture attached to disclosure statement for prepackaged chapter 11 plan.

V.	Rights Offering

Item	Proposed Term
Rights Offering Price	Holders of Old Equity in Bally will be entitled to participate in the Rights Offering to purchase up to approximately 10% (up to 41.2 million shares) of Reorganized Bally common stock at 50 cents per share.

Backstop Purchaser	Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund L.P.

Backstop Purchaser Purchase Price	Backstop Purchaser will commit to purchase up to 90% percent (375 million shares) of Reorganized Bally common stock at 40 cents per share.

VI.	Other Terms

Matter	Proposal
Registration Rights	The holders of the new common stock shall receive customary registration rights. The costs of such registrations shall be borne by Bally.

Board Composition	As of the Effective Date, a new board of directors of Bally shall be appointed (the “New Board”). The New Board will be selected by the Plan Proponents.

VII. Conditions

The restructuring contemplated by this Term Sheet assumes the following conditions will be satisfied upon the Effective Date of the Plan. The Plan Proponents shall use their best efforts to have the following conditions met.

Item	Condition
New Exit Facility	All definitive documentation associated with the New Exit Facility, shall have been executed by the parties thereto, shall be satisfactory to the Plan Proponents and shall be in full force and effect.

Presentation of Business Plan	The Debtors’ management shall have presented to the Plan Proponents a business plan for the Reorganized Debtors that is satisfactory to the Plan Proponents.

No Material Adverse Changes	No material adverse changes with respect to the Debtors’ business, assets, financial condition or prospects from its current performance expectations for the 2007 calendar year, or any of the matters relevant to the effectuation of a Plan premised upon the terms set forth in this Term Sheet shall have occurred as of the Effective Date.

Due Diligence/Cooperation	The Plan Proponents shall complete due diligence no later than July 20, 2007.

The Plan Proponents shall have complete and timely access to the Debtors’ books and records as well as the Debtors’ management and advisors, including financial advisors, accountants, and counsel, for the purposes of completing their due diligence, evaluating the Debtors’ business plan, and participating in the plan process.

Other	Other customary conditions, including no stay of the confirmation order.

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